

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Trevor P. Bond
Chief Executive Officer
W.P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

Re: W. P. Carey Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 15, 2013
File No. 333-191517

Dear Mr. Bond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure on page 23 that, if any factual assumptions or representations relied upon in the opinions of counsel are inaccurate, this discussion may not accurately describe the tax consequences of the merger. We further note you are providing the factual assumptions and representations relied upon by counsel. Please note that it is not appropriate to disclaim disclosure in the prospectus and you are responsible for its accuracy. Please revise accordingly.

2.   We note that as a condition to and prior to the closing of the merger, CPA®:16 – Global shall have received an opinion of DLA Piper LLP (US) that W. P. Carey has been and will continue to be organized and operated in conformity with the requirements for qualification and taxation as a REIT and that Clifford Chance will deliver a REIT opinion regarding CPA®:16 – Global. If you are not in a position to file your REIT opinions with

the next amendment, please provide draft copies for us to review. The draft opinions should be filed as EDGAR correspondence.

Amendment 1 to Form S-4 filed November 14, 2013

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment L, page F-13

3.   We note your inclusion of a pro forma adjustment to eliminate of Merger and acquisition expenses. Please tell us how such expenses have a continuing impact in accordance with Rule 11-02(b) of Regulation S-X. Alternatively, you may eliminate this pro forma adjustment from your unaudited pro forma consolidated financial information, though you may continue to disclose but not adjust for merger and acquisition expenses.

Item 21. Exhibits and Financial Statement Schedules, page II-3

Form of Exhibit 5.1

4.   Please refer to assumptions (a) and (b) in the last paragraph on page two of the opinion. Please explain to us why it is appropriate to include the company's documents in these assumptions or revise accordingly.

5.   Please refer to assumption (ii) on page three of the opinion. Please revise to omit this assumption or explain to us why it is appropriate to assume the company has sufficient authorized shares.

Exhibit 23.1

6.   Please have your independent registered public accounting firm update its consent with respect to the financial statements for W.P. Carey Inc. as such updated audited financial statements as of and for the period ended December 31, 2012 are included as an exhibit to the Form 8-K filed November 15, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Christopher Giordano, Esq.
       Via E-mail